Exhibit 3.2A

Amendment to Article 3, Section 3.2, of Amended and Restated Bylaws of Location Based Technologies, Inc.

3.2           Number Of Directors.  The board of directors shall not be less than one (1) nor more than nine (9) members.  The exact number of directors shall be seven (7) until changed, within the limits specified above by a bylaw amending this Section 3.2 duly adopted by the board of directors or the stockholders.  The indefinite number of directors may be changed, or a definite number may be fixed without provision for an indefinite number, by an amendment to this bylaw, duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to the Articles of Incorporation.  No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.